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Minority-ownedWomen-owned
Orange By: Devoured

Pizza Place

Kansas City, MO 64108
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $25,000 invested.
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THE PITCH
Orange By: Devoured is seeking investment to open our new concept in a brick and mortar space in Martini Corner - KC.
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TRACTION & VALIDATION
Orange By: Devoured is a micro concept by Devoured Pizza. This micro concept is to assist with building a team, streamlining operations, and utilizing this space to filter in capital for Devoured's sit down location.
Devoured Pizza is currently a pop-up restaurant concept that specializes in hand tossed pizza made to order, combining eclectic ingredients and flavors on our pizzas as well as "Snackums", our version of small plates.
Some examples of our pizza profiles are jalapeño bacon jam, black garlic ricotta, and butternut squash puree, just to name a few. The snackums are an array of food items such as risotto balls, gambas al ajillo (shrimp in garlic), and lots more.
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WHO IS JHY COULTER?

I AM... A CREATIVE / FOODIE / PIZZA CHEF & OWNER

Jhy grew up Olathe, KS
Was an only child & was raised by her single mother, Gala :)
Often alone with her wild ideas & creative thoughts performing experiments with baby powder & water in her room (foreshadowing!)
Traveling abroad drastically transformed her life, her worldview, & inspired much of what Devoured is today
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COMPETITIVE ADVANTAGE

Orange By: Devoured is here to reinvigorate what pizza in Kansas City could be and should be. An unpretentious yet modern view of what we're missing in pizza.

We started as a mobile pizza operation and it is pretty rare to see this in Kansas City. We are on the ground with the pizza and the people and we think that gives us an edge over our competitors.
We intend to continue to pop-up for local events as a way to continue to fill that gap in the market.
We know of one competitor that offers this option, but in only one flavor. Our pizza flavor combinations can't be found in any other pizzeria in the city and we pride ourselves on using local and fresh ingredients.
Within a brick & mortar space, we plan to implement a sustainability plan by using "ugly produce", controlling and reducing our waste, as well as donating leftover food.
This is a huge part of our mission to provide food to those in need and decrease food waste within restaurants. We would also like to include a market space designated to highlight and share other local products to pizza guests.
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LOCATION
It is finally time to take the leap to expand our mobile pizza operation and establish roots. We are outgrowing our set up and are very limited in what and how much we can serve our community.

We are ready to create a real atmosphere where Kansas Citians can have somewhere to pop in, enjoy, and be part of something special with Orange By: Devoured.

We are securing a space in the Martini Corner district of Kansas City. We need help with our build out.

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THE TEAM

Jhy Coulter

Owner

When Jhy Coulter turned in a design project at University of Missouri - Kansas City in 2017, she had no way of knowing that four years later it would become a popular pop-up pizza concept.

Known as "Backyard Specials", Devoured Pizza was born in Coulter's backyard in 2020 during the COVID-19 pandemic. Prior to COVID, Coulter dabbled in and out of a local pizzeria, lived abroad as an English teacher, worked as a freelance graphic designer and cut her teeth under chef Brandon Winn at Webster House. The design world never felt like the right place for her, so she began cooking more and more and started an Instagram to share her creations with the world.

During this time, she also entered one of chef Matty Matheson's Instagram contests to win a Gozney Roccbox portable oven and ended up winning in 2019. By 2020, she was still working on recipes in her own kitchen, but had finally found a home working as a sous chef in Kansas City. Like many in the industry, though, a few months later found her unemployed and antsy to get back into the kitchen. She decided to volunteer with her previous restaurant family at Webster, making meals for people in need during the pandemic. Around that same time, Coulter was inspired by pop-ups in Spain arranged at local cafés and venues — with her own portable oven in tow, Coulter began working on her signature homemade pizza dough.

Coulter spent months refining the dough and tweaking her favorite flavor combinations before inviting friends and family over for her backyard specials. Once news of her pizza started to spread, Jhy's opportunities for partnerships quickly grew. Devoured specializes in collaborative events which create a "vibe" that opens up the community to try new and exciting things. Wine bars and lounges make it easy to enjoy the atmosphere with Devoured — these specialty locations pair well with their eclectic pizza combinations.

What are Devoured Pizza's future plans? — Coulter has purchased a truck with future plans to develop it into a catering vehicle. Her next steps are to elevate the pop-up and move into a Brick & Mortar space when the time is right. She says "Devoured is still a baby, we want to make sure she continues to grow but doesn't blow out quickly, we know people are excited for Devoured's future but we have to be mindful of each step we take with it".

As Devoured grows into year two, Coulter is focusing on private events and catering, as well as continuing to partner with local businesses that she loves. If you'd like to support Devoured, follow them on social media and get out to an event to eat some 'za!

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PRESS

Watch Jhy Coulter compete for Best in Dough.

Wells Adams and Daniele Uditi are up for a little saucy competition as they host #BestInDough, a brand new pizza competition show. Stream it on September 19!...

SLICE OF LIFE Get 'em while they're hot! KC pizza is on the come up. Our 43 favorite pies, pans and slices.

Our 43 favorite pies, pans and slices in Kansas City.

Hungry for pizza in Kansas City? Here's a guide to the city's many shops and styles

Kansas City doesn't have one distinct pizza style to call its own, but instead offers a smorgasbord of options — from gourmet Neapolitan to greasy New York slices. Take a journey through the best pizza restaurants around the metro.

The Art of the Pop-Up: Changing the Way We Think About Dining Out - In Kansas City

If you have never experienced the spontaneous joy of discovering and eating a warm arepa stuffed with skirt steak and queso fresco at a farmers market or tucked into a plate of street tacos at a local brewery, enjoyed a pizza with crust as light as a cloud at a natural wine shop or bit...

Started as a pandemic pop up, Devoured continues to serve up Neapolitan pizzas on the go in Kansas City

Owner Jhy Coulter began hosting pizza pop ups in her backyard during the pandemic.

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PIZZA SHOP OPENING IN KANSAS CITY - ORANGE BY DEVOURED

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Orange By Devoured - Our very first campaign to open a new pizza shop concept in Kansas City, Missouri. Orange By Devoured is a micro concept under Devoured Pizza, a local pop up pizza operation that is ready to expand to a space in a local Kansas City neighborhood before opening Devoured Pizza's sit down restaurant. We're so excited to open! Instagram: OrangebyDevoured: https://www.instagram.com/orangebydevoured/?hl=en Devoured Pop Up: https://www.instagram.com/devouredpopup/?hl=en Website: https://www.orangebydevoured.com/ Video By: https://www.instagram.com/pilsenphotocoop/?hl=en Music By: https://pixabay.com/users/paulyudin-27739282/ #devouredpizza #mainvest #jhycoulter #pizza #pizzashop #pizzarestaurant #invest #campaign #pizzavideo #gozney #gozneyroccbox

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Kitchen Equipment $30,000
Contractors & Architects $15,000
Cooking Equipment $15,000
Services $9,937
Mainvest Compensation $5,063
Total $75,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $300,000 $412,000 $453,200 $498,520 $548,372
Cost of Goods Sold $75,000 $103,000 $113,300 $124,630 $137,093
Gross Profit $225,000 $309,000 $339,900 $373,890 $411,279

EXPENSES

Rent $10,000 $10,000 $10,000 $10,000 $10,000
Utilities $10,000 $10,250 $10,506 $10,768 $11,037
Salaries $40,000 $41,000 $42,025 $43,075 $44,151
Insurance $1,000 $1,000 $1,000 $1,000 $1,000
Equipment Lease $8,000 $8,200 $8,405 $8,615 $8,830
Repairs & Maintenance $4,000 $4,100 $4,202 $4,307 $4,414
Legal & Professional Fees $2,000 $2,050 $2,101 $2,153 $2,206
Dues & Subscriptions $7,000 $7,175 $7,354 $7,537 $7,725
Car/Truck/Travel $5,000 $5,125 $5,253 $5,384 $5,518
Operating Profit $138,000 $220,100 $249,054 $281,051 $316,398
This information is provided by Orange By: Devoured. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Pitch Deck.pdf
Investment Round Status
Target Raise $75,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends January 18th, 2023
Summary of Terms
Legal Business Name Devoured LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested

1.6×
Investment Multiple 1.5×
Business's Revenue Share 4%-6.6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date June 30th, 2029
Financial Condition
Historical milestones

Orange By: Devoured has been operating since May 2021 and has since achieved the following milestones:

Opened as a popup business operating throughout the Kansas City Region

Achieved revenue of $16,205 in 2021 which then grew to $78,934 in 2022

In 2021, Cost of Goods Sold (COGS) equalled $8,322, which represented a gross profit margin of 51%. In 2022, COGS were then $13,760 the following year, which implied gross profit margin of 83%.

Achieved net profit of $567 in 2021 which then grew to $41,843.52 in 2022.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Orange By: Devoured forecasts the following milestones:

Secure lease in Kansas City, MO by end of Feb. 2023

Achieve $350K revenue per year by end of 2023

Achieve $120K profit / year

Other outstanding debt or equity

As of January 2023, Devoured LLC has debt of $3,462 outstanding and a cash balance of 15,891. This debt is sourced primarily from short term lines of credit and will be senior to any investment raised on Mainvest. In addition to the Devoured LLC's outstanding debt and the debt raised on Mainvest, Devoured LLC may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Orange By: Devoured to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Orange By: Devoured operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Orange By: Devoured competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Orange By: Devoured's core business or the inability to compete successfully against the with other competitors could negatively affect Orange By: Devoured's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Orange By: Devoured's management or vote on and/or influence any managerial decisions regarding Orange By: Devoured. Furthermore, if the founders or other key personnel of Orange By: Devoured were to leave Orange By: Devoured or become unable to work, Orange By: Devoured (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Orange By: Devoured and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Orange By: Devoured is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Orange By: Devoured might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Orange By: Devoured is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Orange By: Devoured

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Orange By: Devoured's financial performance or ability to continue to operate. In the event Orange By: Devoured ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Orange By: Devoured nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Orange By: Devoured will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Orange By: Devoured is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Orange By: Devoured will carry some insurance, Orange By: Devoured may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Orange By: Devoured could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Orange By: Devoured's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Orange By: Devoured's management will coincide: you both want Orange By: Devoured to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Orange By: Devoured to act conservative to make sure they are best equipped to repay the Note obligations, while Orange By: Devoured might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Orange By: Devoured needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Orange By: Devoured or management), which is responsible for monitoring Orange By: Devoured's compliance with the law. Orange By: Devoured will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Orange By: Devoured is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Orange By: Devoured fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Orange By: Devoured, and the revenue of Orange By: Devoured can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Orange By: Devoured to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Orange By: Devoured is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Orange By: Devoured is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Orange By: Devoured. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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